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                           November 25, 2020

       Clint Stinchcomb
       President and Chief Executive Officer
       CuriosityStream Inc.
       8484 Georgia Ave., Suite 700
       Silver Spring, Maryland 20910

                                                        Re: CuriosityStream
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 20,
2020
                                                            File No. 333-250822

       Dear Mr. Stinchcomb:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Christopher Peterson